SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
SHELL CANADA CONTINUES TO ACHIEVE STRONG OPERATING RESULTS
SEGMENTED INFORMATION
Financial Highlights
Operating Highlights
Consolidated Statement of Earnings and Retained Earnings
Consolidated Statement of Cash Flows
Consolidated Balance Sheet
Segmented Information
Notes to Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)
Date: July 22, 2004	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, July 22, 2004
Management’s Discussion and Analysis
First Half 2004

SHELL CANADA CONTINUES TO ACHIEVE STRONG OPERATING RESULTS

Calgary, Alberta – Shell Canada Limited announces second-quarter earnings of $285 million or $1.04 per Common Share, up 63 per cent from $175 million or $0.64 per Common Share in the same quarter of 2003. The earnings increase was due to a significant contribution from the Athabasca Oil Sands Project and higher refining margins, partially offset by higher exploration costs. Earnings for the first half of 2004 were $653 million or $2.37 per Common Share, up from $388 million or $1.41 per Common Share for 2003.

Cash flow from operations was $527 million for the second quarter and $1,079 million for the first half of 2004 compared with $385 million and $799 million, respectively, for the same periods in 2003. Capital and exploration expenditures were $218 million for the second quarter and $368 million for the first half of 2004 versus $148 million and $344 million, respectively, for 2003.

“Continued steady progress in Oil Sands, and high commodity prices and refining margins contributed to the quarter’s strong earnings and cash flow,” said Linda Cook, President and Chief Executive Officer, Shell Canada Limited. “I am particularly pleased with the Oil Products contribution in the quarter, during which the Company undertook the largest refinery shutdown in its history.”

“As previously announced, I have accepted an appointment as a Managing Director of the Royal Dutch Petroleum Company in The Hague,” said Cook. “I am pleased to have been part of Shell Canada over the past year and remain confident in the Company’s employees, financial position and strong portfolio of future growth opportunities.”

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Investor Relations	Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s Internet Web site: www.shell.ca

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SHELL CANADA LIMITED
SEGMENTED INFORMATION

Exploration & Production

Exploration & Production earnings in the second quarter of 2004 were $91 million compared with $200 million for the same period in 2003, which included a $44 million benefit from the revaluation of future income taxes. Exploration expenses were higher in the second quarter of 2004 due to a $28 million write-off (after-tax) for Shell’s share of the unsuccessful Weymouth deep water well, and the cost of relinquishing exploration licences offshore Nova Scotia. While commodity prices remained strong, lower sales volumes and higher depreciation charges contributed to decreased second-quarter results in 2004 versus the same period in 2003.

Second-quarter 2004 earnings were down from the prior quarter, primarily due to the increased exploration expenses related to Weymouth and the relinquishment of offshore exploration licences, and decreased volumes resulting from natural field decline and planned plant turnarounds.

Western Canada and Sable natural gas production volumes were lower than in the second quarter of 2003. In Western Canada, the Company will continue to invest in exploration and development to offset, at least in part, the impact of natural field declines. Sable production volumes will benefit from the connection of the South Venture field later this year. Shell is also assessing opportunities for unconventional gas in Alberta and British Columbia, and plans to drill initial evaluation wells during the second half of 2004.

Peace River volumes were down in the second quarter of 2004 primarily due to a plant turnaround. The steam injection program, which began in the fourth quarter of 2003 and continued through the first quarter of 2004, is expected to result in higher volumes over the remainder of the year.

The Cree exploration well in the shallow water offshore Nova Scotia is currently drilling and is expected to reach total depth in the third quarter of 2004. Results of this well and ongoing technical reviews will help Shell evaluate the potential for further exploration offshore Nova Scotia.

Work on the Mackenzie Gas Pipeline project is progressing toward the filing of regulatory applications in the third quarter of 2004.

Oil Sands

Oil Sands achieved second-quarter 2004 earnings of $96 million compared with a loss of $68 million for the same period in 2003 when the Athabasca Oil Sands Project began integrated operations. Earnings in the second quarter of 2004 were up by $29 million, or 43 per cent, versus the prior quarter (excluding insurance settlement and future income tax revaluation items in the

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SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

first quarter). The focus during the second quarter was on continuous improvement in the existing operations (production and unit cost performance) and on advancing options for future growth.

Production in the second quarter of 2004 averaged 85,200 barrels per day (bbls/d) of bitumen (Shell share), more than double the 34,500 bbls/d for the same period in 2003. Total bitumen production in the second quarter was 141,900 bbls/d or 92 per cent of the 155,000 bbls/d design rate (versus 88 per cent in the prior quarter). Planned and unplanned maintenance work in April and May negatively impacted average production. However, bitumen production in June reached a new monthly high of 152,200 bbls/d (91,300 Shell share) or 98 per cent of the design rate. While the June results were encouraging, additional operational challenges will not be unexpected as Oil Sands continues to progress towards sustained production design rates.

Unit cash operating costs improved in the second quarter, averaging $20.99 per barrel versus $22.34 in the first quarter. High natural gas prices, production volumes below the design rate and incremental costs associated with maintenance activities continued to impact unit costs. Excluding natural gas costs, unit cash operating costs in the second quarter of 2004 were $14.92 per barrel, an improvement of $1.92 per barrel or 11 per cent versus the prior quarter, mostly due to higher production volumes. Unit cash operating costs are expected to continue declining as production increases and reliability improves but, as previously reported, are expected to be above the long-term target range in 2004. Additional information on unit costs appears in the attached Operating Highlights.

The light-to-heavy ratio in the overall sales mix increased in the second quarter but the average price realization relative to Edmonton light crude was slightly weaker versus the prior quarter. This was due to wider heavy oil differentials in Alberta during the second quarter of 2004, with heavy crude oil selling at approximately a $2.00 per barrel wider discount to Edmonton light crude versus the prior quarter.

In the second quarter, environmental management systems for Shell’s Muskeg River Mine were registered under ISO 14001, making the entire Athabasca Oil Sands Project ISO 14001 compliant. It is the first oil sands project to become ISO 14001 registered.

Regarding future growth, technical work is progressing to debottleneck and expand the existing project. Identification of debottlenecking opportunities continued during the second quarter and related project execution work is expected to begin late this year. Preliminary evaluation of additional trains at the Muskeg River Mine and the Scotford Upgrader to expand bitumen production by 70,000 to 90,000 bbls/d is now essentially complete and front-end design work has begun. Approval for this expansion project is currently targeted for late 2006 with first production towards the end of the decade. In addition, Oil Sands received formal federal and provincial government approvals for Phase 1 of the Jackpine Mine in the second quarter. This

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SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

growth project includes a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. The timing of final investment decisions for these projects will depend on market conditions, project cost and sustainable development considerations.

Oil Products

Oil Products earnings in the second quarter of 2004 were $110 million, more than double the $52 million for the second quarter of 2003. Continued strong demand and low North American inventories resulted in significantly higher refining margins compared with the same period last year. Retail marketing margins remained depressed as pump prices failed to reflect the full extent of the increases in underlying product values. Operating expenses were slightly higher than for the same quarter last year due to higher refinery maintenance costs and higher pension expense.

These strong earnings were achieved during a quarter when the Montreal East Refinery completed the largest shutdown in the Company’s history, on time, on budget and without any lost-time injuries.

Corporate

Corporate reported negative earnings of $12 million in the second quarter of 2004 compared with negative earnings of $9 million during the same period last year. Foreign exchange gains were lower than for the same period last year and were partly offset by lower interest expense due to lower net debt and interest rates.

Cash Flow and Financing

Second-quarter cash flow from operations was $527 million. Funds available after cash invested, dividends, increased working capital and other corporate items were used to reduce financing levels. Sales under Shell’s accounts receivable securitization program were reduced by $150 million in the quarter. Long-term debt and other, primarily medium-term notes, were reduced by a net $104 million.

In the first half of 2004, cash flow from operations was a record $1,079 million. In the first half, sales under Shell’s accounts receivable securitization program were reduced by $366 million to $215 million. Long-term debt and other, primarily medium-term notes, were reduced by a net $109 million. At June 30, 2004, combined debt and accounts receivable securitization totalled $975 million, down from $1,466 million at the end of 2003.

On April 30, 2004, Shell Canada announced its intention to make a normal course issuer bid to repurchase for cancellation up to one percent of its 275,287,340 Common Shares issued and

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SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

outstanding as at April 27, 2004. The bid began on May 4, 2004, and will end on or before May 3, 2005. The bid will be used to counter dilution resulting from the issuance of Common Shares under Shell Canada’s employee stock option program. At June 30, 2004, a total of 192,900 Common Shares had been repurchased at market prices for a cost of $12 million and all of these shares have since been cancelled. A copy of Shell Canada’s Notice of Intention to Make a Normal Course Issuer Bid may be obtained on request from the Secretary of Shell Canada Limited, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4, telephone (403) 691-3111.

On July 15, 2004, Standard and Poor’s (S&P’s) Rating Services affirmed its AA long-term corporate credit ratings and its A-1+ global short-term ratings of Shell Canada. However, because S&P’s ratings on the Royal Dutch Petroleum Company and the “Shell” Transport and Trading Company (indirectly Shell Canada’s majority shareholders) include a negative outlook, a negative outlook was also placed on the ratings of Shell Canada.

Outstanding Shares

At June 30, 2004, the Company had 275,286,636 Common Shares and 100 Preference Shares outstanding (March 31, 2004 - 275,254,273 Common Shares and 100 Preference Shares). There were 6,822,733 employee stock options outstanding, of which 3,396,561 were exercisable at June 30, 2004 (March 31, 2004 – 7,058,997 outstanding and 3,607,160 exercisable). During the second quarter, the outstanding shares increased by 225,263 as the result of stock options being exercised and were reduced by 192,900 shares through the normal course issuer bid.

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian securities commissions and the United States Securities and Exchange Commission (SEC), including Shell’s Annual Information Form (AIF/Form 40-F), can be found on line at www.sedar.com and www.sec.gov.

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

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SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	Second Quarter		First Half
	2004	2003	2004	2003
		(restated)		(restated)
Earnings	285	175	653	388
Revenues	2640	2073	5154	4530
Cash flow from operations	527	385	1079	799
Return on average common shareholders’ equity (%)	—	—	19.0	15.7
Interest coverage	—	—	36.4	18.0
Per Common Share (dollars)
Earnings - basic (Note 5)	1.04	0.64	2.37	1.41
Earnings - diluted (Note 5)	1.03	0.63	2.36	1.40
Dividends paid	0.22	0.20	0.44	0.40
Results by Segment
Earnings
Exploration & Production	91	200	247	402
Oil Sands	96	(68)	192	(173)
Oil Products	110	52	228	169
Corporate	(12)	(9)	(14)	(10)

Total	285	175	653	388

Revenues
Exploration & Production	530	522	1057	1143
Oil Sands	490	162	1002	190
Oil Products	2013	1526	3847	3412
Corporate	—	16	19	41
Inter-segment sales	(393)	(153)	(771)	(256)

Total	2640	2073	5154	4530

Cash flow from operations
Exploration & Production	231	239	469	544
Oil Sands	180	22	352	(8)
Oil Products	128	133	272	266
Corporate	(12)	(9)	(14)	(3)

Total	527	385	1079	799

Capital and exploration expenditures
Exploration & Production	135	97	234	197
Oil Sands	24	13	54	84
Oil Products	58	36	76	60
Corporate	1	2	4	3

Total	218	148	368	344

Return on average capital employed (%)[1]
Exploration & Production	—	—	25.8	36.8
Oil Sands	—	—	7.3	N/A
Oil Products	—	—	18.0	15.4

Total	—	—	16.0	12.5

[1]	Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company. ROACE is defined as the last four quarters’ earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Second Quarter		First Half
	2004	2003	2004	2003
EXPLORATION & PRODUCTION
Production
Western Canada natural gas - gross (mmcf/d)	401	414	414	429
Sable natural gas - gross (mmcf/d)	129	142	134	139

Total natural gas - gross (mmcf/d)	530	556	548	568
Ethane, propane and butane - gross (bbls/d)	24000	27300	24200	27100
Condensate - gross (bbls/d)	14600	16800	15100	17200
Bitumen - gross (bbls/d)	6000	9700	7300	10700
Sulphur - gross (tons/d)	5400	5900	5600	6000
Sales[1]
Natural gas (mmcf/d)	538	565	544	568
Ethane, propane and butane (bbls/d)	36700	39100	42400	44600
Condensate (bbls/d)	21000	15100	19500	16500
Bitumen products (bbls/d)	9400	13900	10700	15200
Sulphur (tons/d)	11600	12300	11100	11200
OIL SANDS
Production
Bitumen - gross (bbls/d)	85200	34500	83400	18200
Sales[1]
Synthetic crude sales excluding blend stocks (bbls/d)	84800	30200	86000	15200
Purchased upgrader blend stocks (bbls/d)	34700	9800	38100	4900

Total synthetic crude sales (bbls/d)	119500	40000	124100	20100
Unit Costs [2]
Cash operating cost - excluding natural gas ($/bbl)	14.92		15.90
Cash operating cost - natural gas ($/bbl)	6.07		5.78

Total cash operating cost ($/bbl)	20.99		21.68
Depreciation, depletion and amortization ($/bbl)	5.23		5.10

Total unit cost ($/bbl)	26.22		26.78

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

	Second Quarter		First Half
	2004	2003	2004	2003
OIL PRODUCTS
Sales[1]
Gasolines (m3/d)	20300	20600	20100	20100
Middle distillates (m3/d)	17400	15600	18500	17100
Other products (m3/d)	6600	6600	6300	6200

Total Oil Products sales (m3/d)	44300	42800	44900	43400
Crude oil processed by Shell refineries (m3/d) [3]	39000	39700	42500	40900
Refinery utilization (per cent) [4]	78	84	85	87
Earnings per litre (cents) [5]	2.7	1.4	2.8	2.2
Prices
Natural gas average plant gate netback price ($/mcf)	6.44	6.55	6.49	7.25
Ethane, propane and butane average field gate price ($/bbl)	24.70	23.83	26.76	27.09
Condensate average field gate price ($/bbl)	50.04	39.81	47.14	44.53
Synthetic crude average plant gate price ($/bbl)	44.68	35.78	42.42	35.78

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

Definitions

[1]	Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[2]	Unit cash operating cost is a key internal and external measure used to evaluate the performance of the Oil Sands segment of the Company. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Cash cost items included in COGS are $90 million in the first half of 2004, $37 million in the second quarter of 2004. Unit cash operating cost in the first half of 2004 includes mobile equipment lease costs of $0.57 per barrel, $0.62 per barrel in the second quarter of 2004.

Unit depreciation, depletion and amortization (DD&A) cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written-off over the first three years of the project life (2003-2005). In the first half of 2004, preproduction costs account for $1.86 per barrel of the total unit DD&A cost, $1.89 per barrel in the second quarter of 2004.

Total unit cost (including unit cash operating and unit DD&A costs) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

[3]	Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[4]	Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[5]	Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)

	Second Quarter		First Half
	2004	2003	2004	2003
		(restated)		(restated)
Revenues
Sales and other operating revenues	2633	2067	5125	4517
Dividends, interest and other income	7	6	29	13

Total revenues	2640	2073	5154	4530

Expenses
Cost of goods sold	1362	1152	2639	2588
Transportation (Note 4)	81	67	159	133
Operating, selling and general	497	460	919	877
Exploration	72	13	83	34
Depreciation, depletion, amortization and retirements	173	147	347	293
Interest on long-term debt	5	12	10	20
Other interest and financing charges	2	7	6	16

Total expenses	2192	1858	4163	3961

Earnings
Earnings before income tax	448	215	991	569

Current income tax	170	(8)	353	102
Future income tax	(7)	48	(15)	79

Total income tax	163	40	338	181

Earnings	285	175	653	388

Per Common Share (dollars) (Note 5)
Earnings - basic	1.04	0.64	2.37	1.41
Earnings - diluted	1.03	0.63	2.36	1.40
Common Shares outstanding (millions - weighted average)	275	275	275	276

Retained Earnings
Balance at beginning of period	5343	4674	5045	4608
Implementation of accounting standard (Note 2)	—	—	—	(79)
Earnings	285	175	653	388

	5628	4849	5698	4917
Common Shares buy-back (Note 8)	12	22	21	35
Dividends	60	55	121	110

Balance at end of period	5556	4772	5556	4772

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)

	Second Quarter		First Half
	2004	2003	2004	2003
		(restated)		(restated)
Cash from Operating Activities
Earnings	285	175	653	388
Exploration	72	13	83	34
Non-cash items
Depreciation, depletion, amortization and retirements	173	147	347	293
Future income tax	(7)	48	(15)	79
Other items	4	2	11	5

Cash flow from operations	527	385	1079	799
Movement in working capital and other from operating activities
Sales of accounts receivable securitization (Note 9)	(150)	(25)	(366)	(25)
Other working capital items	14	(76)	(69)	(409)

	391	284	644	365

Cash Invested
Capital and exploration expenditures	(218)	(148)	(368)	(344)
Movement in working capital from investing activities	7	(44)	(39)	(37)

Capital expenditures and movement in working capital	(211)	(192)	(407)	(381)
Proceeds on disposal of properties, plant and equipment	2	23	2	23
Investments, long-term receivables and other	(3)	(5)	12	(8)

	(212)	(174)	(393)	(366)

Cash from Financing Activities
Common Shares buy-back (Note 8)	(12)	(22)	(21)	(36)
Proceeds from exercise of Common Share stock options	7	3	19	4
Dividends paid	(60)	(55)	(121)	(110)
Long-term debt and other	(104)	3	(109)	7
Short-term financing	(4)	(39)	(13)	136

	(173)	(110)	(245)	1

Increase in cash	6	—	6	—
Cash at beginning of period	—	—	—	—

Cash at June 30	6	—	6	—

Supplemental disclosure of cash flow information
Dividends received	4	1	5	4
Interest received	—	1	17	1
Interest paid	6	19	17	39
Income tax paid	57	42	207	212

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Jun. 30, 2004	Dec. 31, 2003
		(restated)
Assets
Current assets
Cash	6	—
Accounts receivable	1039	495
Inventories
Crude oil, products and merchandise	557	497
Materials and supplies	83	83
Prepaid expenses	99	81

	1784	1156
Investments, long-term receivables and other	448	455
Properties, plant and equipment	7875	7937

Total assets	10107	9548

Liabilities
Current liabilities
Short-term borrowings	136	149
Accounts payable and accrued liabilities	1143	1157
Income and other taxes payable	422	255
Current portion of asset retirement and other long-term obligations	32	17
Current portion of long-term debt	623	734

	2356	2312
Asset retirement and other long-term obligations	385	395
Long-term debt	1	2
Future income tax	1286	1301

Total liabilities	4028	4010

Shareholders’ Equity
Capital stock
100 4% Preference Shares	1	1
275 286 636 Common Shares (2003 - 275 042 159)	500	480
Contributed surplus	22	12
Retained earnings	5556	5045

Total shareholders’ equity	6079	5538

Total liabilities and shareholders’ equity	10107	9548

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Second Quarter
			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		(restated)		(restated)		(restated)		(restated)		(restated)
Revenues
Sales and other operating revenues	2633	2067	510	489	210	78	1913	1485	—	15
Inter-segment transactions	—	—	19	32	280	84	94	37	—	—
Dividends, interest and other income	7	6	1	1	—	—	6	4	—	1

Total revenues	2640	2073	530	522	490	162	2013	1526	—	16

Expenses
Cost of goods sold	1362	1152	—	—	102	56	1259	1094	1	2
Transportation	81	67	81	67	—	—	—	—	—	—
Inter-segment transactions	—	—	37	32	74	32	282	89	—	—
Operating, selling and general	497	460	102	95	125	120	259	237	11	8
Exploration	72	13	72	13	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	173	147	87	60	40	38	46	48	—	1
Interest on long-term debt	5	12	—	—	—	—	—	—	5	12
Other interest and financing charges	2	7	—	—	—	—	—	—	2	7

Total expenses	2192	1858	379	267	341	246	1846	1468	19	30

Earnings (loss)
Earnings (loss) before income tax	448	215	151	255	149	(84)	167	58	(19)	(14)

Current income tax	170	(8)	83	91	11	(68)	83	(28)	(7)	(3)
Future income tax	(7)	48	(23)	(36)	42	52	(26)	34	—	(2)

Total income tax	163	40	60	55	53	(16)	57	6	(7)	(5)

Earnings (loss)	285	175	91	200	96	(68)	110	52	(12)	(9)

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	First Half
			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		(restated)		(restated)		(restated)		(restated)		(restated)
Revenues
Sales and other operating revenues	5125	4517	1010	1059	462	105	3651	3313	2	40
Inter-segment transactions	—	—	45	81	540	85	186	90	—	—
Dividends, interest and other income	29	13	2	3	—	—	10	9	17	1

Total revenues	5154	4530	1057	1143	1002	190	3847	3412	19	41

Expenses
Cost of goods sold	2639	2588	—	—	247	57	2387	2528	5	3
Transportation	159	133	159	133	—	—	—	—	—	—
Inter-segment transactions	—	—	73	78	142	65	556	113	—	—
Operating, selling and general	919	877	177	175	250	244	472	442	20	16
Exploration	83	34	83	34	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	347	293	178	128	80	70	89	94	—	1
Interest on long-term debt	10	20	—	—	—	—	—	—	10	20
Other interest and financing charges	6	16	—	—	—	—	—	—	6	16

Total expenses	4163	3961	670	548	719	436	3504	3177	41	56

Earnings (loss)
Earnings (loss) before income tax	991	569	387	595	283	(246)	343	235	(22)	(15)

Current income tax	353	102	186	218	14	(167)	159	60	(6)	(9)
Future income tax	(15)	79	(46)	(25)	77	94	(44)	6	(2)	4

Total income tax	338	181	140	193	91	(73)	115	66	(8)	(5)

Earnings (loss)	653	388	247	402	192	(173)	228	169	(14)	(10)

Total Assets	10107	9720	2831	2770	3747	3804	3646	3549	(117)	(403)
Capital Employed[1]	6839	6987	1839	1763	2944	3194	2223	2239	(167)	(209)

[1]	Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 2 and Note 3.

2. Change in Accounting Policy

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the new Canadian accounting standard with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings over the life of the asset.

The total undiscounted amount of the estimated cash flows required to settle the obligations is $474 million, which has been discounted using a credit-adjusted risk-free rate of six per cent. The requirement to settle the obligations can occur during the asset’s life but most of the obligations will not be settled until the end of the asset’s useful life, which can exceed 25 years in some circumstances.

The new standard has been applied retroactively and financial statements of prior periods have been restated. The impact of this change on the December 31, 2003, Consolidated Balance Sheet is an increase in property, plant and equipment of $71 million, an increase in asset retirement and other long term obligations of $191 million, a reduction in future income taxes of $41 million and a reduction in retained earnings of $79 million. This new standard will not have a material impact on the Corporation’s future earnings.

Derivative Instruments

Effective January 1, 2004, the Corporation adopted Accounting Guideline 13, Hedging Relationships. This pronouncement establishes the criteria that must be met before an entity can apply hedge accounting to certain derivative financial instruments. This guideline has been applied on a prospective basis and its impact is less than $1 million pre-tax on the Corporation’s results in the first half of 2004.

3. Change in Accounting Estimate

The Corporation depreciates the costs related to the Oil Sands upgrader on a straight-line basis over the upgrader’s estimated useful life. Prior to 2004, the useful life of the upgrader was estimated to be 30 years. Effective January 1, 2004, management revised the estimate of the upgrader’s useful life to 40 years based on a view that there will be bitumen supply readily available, through the Corporation’s equity supplies or other sources, for upgrader operation beyond the original estimate of useful life. This change in accounting estimate is being applied on a prospective basis. The impact of this change will decrease 2004 depreciation expense by $17 million.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

4. Accounting Reclassification

Effective January 1, 2004, and consistent with the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, transportation costs for the Exploration & Production segment charged to customers are classified as revenues with the related transportation cost classified as transportation expense. Previously, these costs were netted against revenue. Transportation costs for the Oil Sands and Oil Products segments continue to be reported as cost of goods sold or operating expense, consistent with prior years.

5. Earnings Per Share

	Second Quarter		First Half
	2004	2003	2004	2003
Earnings ($ millions)	285	175	653	388
Weighted average number of Common Shares (millions)	275	275	275	276
Dilutive securities (millions)
Options under long-term incentive plan	2	2	2	1
Basic earnings per share ($ per share)	1.04	0.64	2.37	1.41
Diluted earnings per share ($ per share)	1.03	0.63	2.36	1.40

6. Stock-Based Compensation

In 2004, the Corporation granted 1,696,500 options with an exercise price of $62.55. Of the 2004 options, 281,000 are performance based. The fair value of the options granted in 2004 was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 3.82 per cent, expected life of six years, volatility of 19.4 per cent and a dividend yield of 1.61 per cent.

In the fourth quarter of 2003, the Corporation adopted expensing of stock options on a prospective basis, pursuant to the amendments to CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” The previous quarters of 2003 were restated.

The impact of expensing stock options on after-tax earnings for the first half of 2004 was $10 million (2003 - $6 million).

For options granted in 2002, had the Corporation included the effects of stock-based compensation in earnings for the first half of 2004, after-tax earnings and basic earnings per share would have decreased by $4 million (2003 - $4 million) to $649 million (2003 - $384 million) or by $0.01 (2003 - $0.02) to $2.36 (2003 - $1.39), respectively. No effect was included for awards granted prior to January 1, 2002.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

7. Employee Future Benefits

The Corporation’s pension plans are described in the notes to the consolidated financial statements dated December 31, 2003. The components that comprise the total net benefit costs included in total expenses in the consolidated statement of earnings are as follows:

	Second Quarter
	Pension Benefits		Other Benefits
($ millions)	2004	2003	2004	2003
Current service cost	8	7	—	—
Employee contributions	(1)	(1)	—	—
Interest cost	30	29	3	3
Expected return on plan assets	(32)	(33)	—	—
Amortization of transitional (asset) obligation	(9)	(9)	1	1
Amortization of net actuarial loss	17	11	—	—

Net (income) expense	13	4	4	4
Defined contribution segment	3	3	—	—

Total	16	7	4	4

	First Half
	Pension Benefits		Other Benefits
($ millions)	2004	2003	2004	2003
Current service cost	16	14	—	—
Employee contributions	(1)	(1)	—	—
Interest cost	59	58	6	5
Expected return on plan assets	(64)	(66)	—	—
Amortization of transitional (asset) obligation	(18)	(18)	1	2
Amortization of net actuarial loss	34	22	1	—

Net (income) expense	26	9	8	7
Defined contribution segment	6	6	—	—

Total	32	15	8	7

8. Common Shares Buy-Back

On April 30, 2004, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to one per cent of its 275,287,340 Common Shares issued and outstanding as at April 27, 2004. The purpose of the bid is to counter current and future dilution of the Common Shares under Shell’s employee stock option program. The bid began on May 4, 2004, and will end on or before May 3, 2005. At June 30, 2004, a total of 192,900 Common Shares had been repurchased at market prices for a total cost of $12 million (at an average price of $64.00 per share) and all of these shares have since been cancelled.

Under an earlier normal course issuer bid, which commenced February 7, 2003, and ended February 6, 2004, Shell purchased 1,528,000 shares at an average price of $52.29, for a total cost of $80 million, which includes $9 million of shares purchased in 2004.

9. Sale of Accounts Receivable

During the first half of 2004, the Corporation decreased the receivables sold under its accounts receivable securitization program by $366 million to $215 million. This contributed to the increase in accounts receivable on the Consolidated Balance Sheet as at June 30, 2004.